EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

February 22, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on February 22, 2012.

Item 4.	Summary of Material Change

The Company reported today the that hole RR11-16 has intersected 185 feet of 0.124 opt (ounces per ton) of gold (56.4 meters of 4.26 grams/Tonne) from 555 to 740 feet (169.2-225.6 meters) including an interval of 60 feet of 0.21 opt of gold (18.3 meters of 7.03g/T) which contains two five foot intercepts grading above 0.4 opt of gold (14 g/T). Mineralization at this depth could be accessible by open pit.

Drill hole RR11-16 is being drilled at an angle of -70° eastward into a north-south-trending target within the North Bullion Fault Zone (Click for Map: http://goldstandardv.com/images/nbf-drill-holes.jpg).  Assays for RR11-16 are complete to 880 feet while the hole is continuing at about 1800 feet. The mineralized zone appears to be flat-lying which indicates that these intercepts are likely to approximate true width. Additional drilling is required to define the orientation and thickness of the mineralized zone.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

February 22, 2012

GOLD STANDARD VENTURES CORP.
By:

“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD DISCOVERS HIGH GRADE GOLD IN UPPER PART OF MAIN TARGET ZONE AT RAILROAD PROJECT IN CARLIN TREND

FIRST ANGLED HOLE 11-16 AT NORTH BULLION FAULT ZONE INTERSECTS 185 FT. OF 0.124 OZ OF GOLD PER TON (56.4 METERS OF 4.26 G/TONNE): DRILLING CONTINUES

Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today that hole RR11-16 has intersected 185 feet of 0.124 opt (ounces per ton) of gold (56.4 meters of 4.26 grams/Tonne) from 555 to 740 feet (169.2-225.6 meters) including an interval of 60 feet of 0.21 opt of gold (18.3 meters of 7.03g/T) which contains two five foot intercepts grading above 0.4 opt of gold (14 g/T). Mineralization at this depth could be accessible by open pit.

Drill hole RR11-16 is being drilled at an angle of -70° eastward into a north-south-trending target within the North Bullion Fault Zone (Click for Map: http://goldstandardv.com/images/nbf-drill-holes.jpg).  Assays for RR11-16 are complete to 880 feet while the hole is continuing at about 1800 feet. The mineralized zone appears to be flat-lying which indicates that these intercepts are likely to approximate true width. Additional drilling is required to define the orientation and thickness of the mineralized zone.

The gold-bearing interval was drilled with PQ core (4.5 inch diameter) and core recovery within the interval was effectively 100%.  This interval is in the upper part of the NBFZ target.  The zone is hosted by sandstone and mudstone with multiple brecciation events and intense hydrothermal alteration, characterized by barite, alunite, silica and sulfide minerals. Additional altered collapse breccia horizons within the underlying Devils Gate Limestone--the primary target for a large Carlin-style deposit--have now been encountered in the hole and assays are pending.

“The North Bullion Fault Zone (NBFZ) hosts a very large, mineralized breccia body that we discovered in late 2010 and explored through 2011. We believe this breccia was mineralized by multiple high-grade gold feeder zones which are blind targets within the more dispersed lower-grade portions of the breccias. Over the last year, we have narrowed down the search, obtaining increasingly better drill results while defining a major north-south-trending fault complex. RR11-16 is located in the footwall of this complex, angled toward a major east-flanking graben-bounded structure.  The character of the rock we see suggests that we may not yet be in a feeder zone…we may have encountered mineralization which is on the flank, or possibly above, a feeder zone.  We therefore expect to continue this hole through the graben-bounded structure and into tertiary rocks which mark the edge of the zone of interest,” states Dave Mathewson, Gold Standard`s Vice President of Exploration.

“Our exploration model of large, Carlin-style gold-mineralized dissolution collapse breccias in the footwall of a major graben-bounded gold system has held up very well, and we therefore see the potential for even better results as the drilling continues,” Mr. Mathewson said.

Gold Standard is currently drilling three angled core holes to the east into the NBFZ fault complex. Drill hole RR11-17, located south of RR11-16 and angled at -75, is at a depth of about 2200 feet.  Drill hole RR11-18, located north of RR11-16 and angled at a -70° is at about 1700 feet.  Both of these holes are drilling well within favorable stratigraphy and should be completed within the next three weeks. Upon completion of all three holes currently in progress, two of the core rigs will remain drilling the NBFZ target. The third core rig will be moved to assist drill testing the Company’s East Camp Douglas targets.

The Company also reported the results from the northernmost hole drilled to date on the NBFZ target, vertical scout hole RR11-09   This hole was completed at 1678.5 feet (511.6m) late last year.  RR11-09 contained intervals of 32.5 feet of 0.088 opt of gold (9.9 m of 3.03 g/T) from 1185 feet to 1217 feet (361.2 to 370.9m), and 34 feet of 0.016 opt of gold (10.4m of 0.558g/T) from 1316 to1350 (401.1 to 411.5m) straddling the targeted contact of Webb mudstone and underlying dolomitized Devils Gate limestone.   This gold mineralization establishes the continuation of the NBFZ gold target more than 2000 feet north of drill hole RR11-16. “This result is further confirmation of the very large and robust system we are exploring”, noted Mr. Mathewson.

Samples from split core were taken using industry standard procedures and were submitted with standard reference material and blanks.  Assay intervals are weighted averages.  Samples are analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split by ALS Minerals, an internationally certified and accredited provider of analytical services.

E.L. "Buster" Hunsaker III, CPG-8137, an independent Qualified Person, as defined by NI 43-101, Standards of Disclosure for Mineral Properties, has verified the technical information and evaluated interpretations contained in this news release.

CONFERENCE CALL:

A conference call to discuss the drilling update will be held at 1:30 P.M. (EST) on February 22, 2012. Investors are invited to participate by connecting to the call using one of the following dial-in numbers and asking to be placed in the Gold Standard Conference call:

Date:  February 22, 2012
Time:  1:30pm Eastern Standard Time
Dial in Number:  1- 416-850-9144 or toll free 1-866-400-3310

The call will be hosted by Jonathan Awde, president and chief executive officer, and Dave Mathewson, vice-president of exploration. Callers should refer to the newly posted slides on Gold Standard’s website that will be referenced during the meeting.

If you cannot participate on February 22, 2012, a replay of the conference call will be available by dialing one of the following replay numbers. You will be able to dial in and listen to the conference two hours after the meeting end time, and the replay will be available until March 5, 2012. Please enter the replay Passcode No. 464831 followed by the pound key.

Replay dial-in:

Toll-free:  1-866-245-6755

International or local (Toronto)  1-416-915-1035

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 15,349 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

 On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml), and in other reports on our website at www.goldstandardv.com at Investors Information